Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 6623)

(NYSE Stock Ticker: LU)

CONTINUING CONNECTED TRANSACTIONS UNDER THE INSURANCE

AGENCY COLLABORATION AGREEMENT

THE INSURANCE AGENCY COLLABORATION AGREEMENT

Ping An Insurance Agency became a subsidiary of the Company on March 29, 2024. Pursuant to the Insurance Agency Collaboration Agreement entered into between Ping An Insurance Agency and Ping An Health Insurance (a subsidiary of Ping An Insurance), Ping An Health Insurance agreed to engage Ping An Insurance Agency to act as its agent to sell selected insurance products (including but not limited to health insurance and accident injury insurance) for a term commencing from November 1, 2022 to October 31, 2025 and, in return, Ping An Health Insurance shall pay agency fees to Ping An Insurance Agency. On July 17, 2025, Ping An Insurance Agency entered into the 2025 Insurance Agency Collaboration Supplemental Agreement with Ping An Health Insurance to extend the expiry date of the Insurance Agency Collaboration Agreement from October 31, 2025 to December 31, 2025.

Upon signing of the 2025 Insurance Agency Collaboration Supplemental Agreement, as the highest applicable percentage ratio in respect of the annual cap for the year ending December 31, 2025 exceeds 0.1% but is less than 5%, the transactions for the year ending December 31, 2025 contemplated under the Insurance Agency Collaboration Agreement (as amended by the 2025 Insurance Agency Collaboration Supplemental Agreement) are subject to the reporting and announcement requirements under Chapter 14A of the Listing Rules, but exempt from the independent Shareholders’ approval requirement under Chapter 14A of the Listing Rules.

LISTING RULES IMPLICATIONS

Ping An Insurance, through An Ke Technology and Ping An Overseas Holdings, indirectly holds approximately 66.85% of the issued share capital of the Company as at the date of this announcement, and thus Ping An Health Insurance, a subsidiary of Ping An Insurance, is a connected person of the Company for the purpose of the Listing Rules. Accordingly, from the date when Ping An Insurance Agency became a subsidiary of the Company, the transactions contemplated under the Insurance Agency Collaboration Agreement constitute continuing connected transactions of the Company pursuant to Chapter 14A of the Listing Rules.

As the highest applicable percentage ratio in respect of the annual cap for the year ending December 31, 2025 under the Insurance Agency Collaboration Agreement (as amended by the 2025 Insurance Agency Collaboration Supplemental Agreement) exceeds 0.1% but is less than 5%, the transactions contemplated thereunder for the year ending December 31, 2025 are subject to the reporting and announcement requirements under Chapter 14A of the Listing Rules, but exempt from the independent Shareholders’ approval requirement under Chapter 14A of the Listing Rules.

INSURANCE AGENCY COLLABORATION AGREEMENT

Principal terms

Ping An Insurance Agency became a subsidiary of the Company on March 29, 2024. Pursuant to the Insurance Agency Collaboration Agreement entered into between Ping An Insurance Agency and Ping An Health Insurance (a subsidiary of Ping An Insurance), Ping An Health Insurance agreed to engage Ping An Insurance Agency to act as an agent to sell selected insurance products (including but not limited to health insurance and accident injury insurance) for a term commencing from November 1, 2022 to October 31, 2025 and, in return, Ping An Health Insurance shall pay agency fees to Ping An Insurance Agency. On July 17, 2025, Ping An Insurance Agency entered into the 2025 Insurance Agency Collaboration Supplemental Agreement with Ping An Health Insurance to extend the expiry date of the agreement from October 31, 2025 to December 31, 2025.

The applicable percentage ratio in respect of the transaction amounts during the period from March 29, 2024 to December 31, 2024 and the period from January 1, 2025 up to the date of this announcement fell within the de minimis threshold under Chapter 14A of the Listing Rules, respectively. Upon entering into of the 2025 Insurance Agency Collaboration Supplemental Agreement, the highest applicable percentage ratio in respect of the annual cap for the year ending December 31, 2025 under the Insurance Agency Collaboration Agreement (as amended by the 2025 Insurance Agency Collaboration Supplemental Agreement) exceeds 0.1% but is less than 5%.

Reasons for and benefits of the transaction

Ping An Health Insurance is a leading health insurer which engages in the health insurance and accidental injury insurance businesses, and related consulting services, agency and reinsurance business. Ping An Insurance Agency has established long term business collaboration relationship with Ping An Health Insurance and is familiar with its products offerings. The Group believes that collaborating with Ping An Health Insurance under the Insurance Agency Collaboration Agreement (as amended by the 2025 Insurance Agency Collaboration Supplemental Agreement) will allow the Group to continue to seize new business opportunities by broadening its customer base, strengthen its capabilities in providing a variety of products and services and to further expand the Group’s comprehensive financial business.

Pricing policies

Depending on the type of insurance products, the agency fees shall be calculated based on a certain percentage of the insurance premiums Ping An Health Insurance actually received from the insurance products distributed, which is largely within the range of 20% to 34% for the first year of insurance and the fee rates for the agency service may be adjusted for the insurance premiums Ping An Health Insurance received in the following years of such insurance depending on the types of insurance products. In determining the agency fees of various insurance products, the Company made reference to the agency fees charged by Independent Third Parties for the sale of similar insurance products and the historical standard rates set by the Ping An Health Insurance for Independent Third Parties. The Company considers that the methods adopted above can ensure that the prices and the terms of the transactions under the Insurance Agency Collaboration Agreement (as amended by the 2025 Insurance Agency Collaboration Supplemental Agreement) are no less favorable than those entered into between the Company and Independent Third Parties. The agency fees shall be paid by bank transfer on a monthly basis.

Historical amounts

The transaction amounts paid by Ping An Health Insurance to Ping An Insurance Agency for the aforesaid services for the period from March 29, 2024 to December 31, 2024 and the six months ended June 30, 2025 were RMB16.8 million and RMB13.8 million, respectively.

Annual cap and basis for annual cap

The annual cap in respect of the agency fees to be paid by Ping An Health Insurance to Ping An Insurance Agency is RMB29.9 million for the year from January 1, 2025 to December 31, 2025. The annual cap is determined after taking into account (i) the unaudited historical transaction amount for the period from March 29, 2024 to December 31, 2024 and the six months ended June 30, 2025, (ii) the expected demand for services pursuant to the Insurance Agency Collaboration Agreement with reference to the number of insurance products sold by Ping An Insurance Agency, and (iii) the estimated insurance premiums receivable on the insurance products to be distributed.

INTERNAL CONTROL MEASURES

In order to ensure that the terms under relevant agreements for the continuing connected transactions are fair and reasonable, and no less favorable to the Group than terms available to or from Independent Third Parties, and that the connected transactions are carried out under normal commercial terms, the Company has adopted the following internal control procedures:

(a)

the Company has adopted and implemented a management system on connected transactions to ensure compliance with relevant laws, regulations, the Company’s policies and the Listing Rules in respect of the continuing connected transactions;

(b)	the responsible internal departments of the Company regularly monitor the transaction amounts under the continuing connected transactions between the Group and the connected persons;

(c)

the Company’s independent non-executive Directors will conduct annual review of the continuing connected transactions under the framework agreements in accordance with the Listing Rules to ensure that the transactions are conducted in accordance with the terms of the agreements, on normal commercial terms and aligned with the pricing policy;

(d)	the auditor of the Company will report on the continuing connected transactions pursuant to Chapter 14A of the Listing Rules; and

(e)

when considering the fees to be paid by the Group to the connected persons or the fees to be paid by the connected persons to the Group, the Company will continue to regularly research prevailing market conditions and practices and make reference to the pricing and terms between the Company and at least two Independent Third Parties for similar transactions or the available market prices quoted by the Independent Third Parties (where applicable), to ensure that the pricing and terms offered by the above connected persons are fair, reasonable and are no less favorable to the Group than those offered to Independent Third Parties.

The Company will timely comply with the relevant disclosure requirements in relation to connected transactions to provide the Shareholders and investors with sufficient information of the connected transactions, and duly implement the abovementioned internal control procedures to ensure that the transactions conducted are priced fairly and reasonably and in the interest of the Company and the Shareholders as a whole.

OPINION FROM THE BOARD

The Directors (including the independent non-executive Directors, but excluding Mr. Yonglin XIE, Ms. Xin FU and Mr. Shibang GUO who have abstained) are of the view that the terms of the Insurance Agency Collaboration Agreement (as amended by the 2025 Insurance Agency Collaboration Agreement) were determined after arm’s length negotiations and the respective transactions contemplated thereunder (including the annual cap) are conducted in the ordinary and usual course of business of the Group and are on normal commercial terms, and are fair and reasonable and in the interests of the Company and the Shareholders as a whole.

Mr. Yonglin XIE (a non-executive Director of the Company, and an executive director, the president and co-CEO of Ping An Insurance), Ms. Xin FU (a non-executive Director of the Company and an executive director, the senior vice president and chief financial officer (financial director) of Ping An Insurance), and Mr. Shibang GUO (a non-executive Director of the Company, and the assistant president and the chief risk officer of Ping An Insurance) are deemed or may be perceived to have a material interest in, and as a result have abstained from voting on the Board resolutions in relation to, the Insurance Agency Collaboration Agreement (as amended by the 2025 Insurance Agency Collaboration Supplemental Agreement) and the transactions contemplated thereunder. Save as aforesaid, none of the other Directors has or may be deemed to have a material interest in the above proposed transactions and was required to abstain from voting on the relevant Board Resolution.

LISTING RULES IMPLICATIONS

Ping An Insurance, through An Ke Technology and Ping An Overseas Holdings, indirectly holds approximately 66.85% of the issued share capital of the Company as at the date of this announcement, and thus Ping An Health Insurance, a subsidiary of Ping An Insurance, is a connected person of the Company for the purpose of the Listing Rules. Accordingly, from the date when Ping An Insurance Agency became a subsidiary of the Company, the transactions contemplated under the Insurance Agency Collaboration Agreement constitute continuing connected transactions of the Company pursuant to Chapter 14A of the Listing Rules.

As the highest applicable percentage ratio in respect of the annual cap for the year ending December 31, 2025 under the Insurance Agency Collaboration Agreement (as amended by the 2025 Insurance Agency Collaboration Supplemental Agreement) exceeds 0.1% but is less than 5%, the transactions contemplated thereunder for the year ending December 31, 2025 are subject to the reporting and announcement requirements under Chapter 14A of the Listing Rules, but exempt from the independent Shareholders’ approval requirement under Chapter 14A of the Listing Rules.

INFORMATION ON THE PARTIES

The Group is principally engaged in the core retail credit and enablement business with borrowers and institutions in the PRC.

Ping An Insurance Agency is a limited liability company established under the laws of the PRC, which is a wholly-owned subsidiary of the Company. It is principally engaged in the agency business for the distribution and sales of insurance products.

Ping An Insurance is a joint-stock limited company established in the PRC with limited liability, and its shares have been listed on the Main Board of the Stock Exchange (stock code: 2318) since 2004, and on the Shanghai Stock Exchange (stock code: 601318) since 2007. Ping An Insurance is a leading retail financial services group and its operations span across insurance, banking, asset management and technology businesses.

Ping An Health Insurance is a limited liability company established under the laws of the PRC, which is owned as to 75.01% by Ping An Insurance. It is principally engaged in health insurance and accidental injury insurance businesses, and related consulting services, agency and reinsurance business.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following terms shall have the following meanings:

“An Ke Technology”	An Ke Technology Company Limited (安科技術有限公司), a limited liability company incorporated in Hong Kong and indirectly wholly-owned by Ping An Insurance

“associate(s)”	has the meaning ascribed to it under the Listing Rules

“Board”	the board of Directors of the Company

“Company”	Lufax Holding Ltd (陆金所控股有限公司), a company with limited liability incorporated in the Cayman Islands and listed on the NYSE (NYSE ticker: LU) and the Stock Exchange (stock code: 6623)

“connected person(s)”	has the meaning ascribed to it under the Listing Rules

“controlling shareholder”	has the meaning ascribed to it under the Listing Rules

“Director(s)”	the director(s) of the Company

“Group”	the Company, its subsidiaries and consolidated affiliated entities

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“Independent Third Party(ies)”	any entity or person who is not a connected person of the Company within the meaning ascribed to it under the Listing Rules

“Insurance Agency Collaboration Agreement”	the collaboration agreement dated October 27, 2022 entered into by Ping An Insurance Agency and Ping An Health Insurance (as amended and supplemented by the supplemental agreements dated September 1, 2024 and December 26, 2024, respectively)

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange

“Ping An Health Insurance”	Ping An Health Insurance Company of China, Ltd. (平安健康保險股份有限公司), a company established under the laws of the PRC and is owned as to 75.01% by Ping An Insurance

“Ping An Insurance”	Ping An Insurance (Group) Company of China, Ltd. (中國平安保險(集團)股份有限公司), a company established as a joint stock company under the laws of PRC listed on the Shanghai Stock Exchange (stock code: 601318) and the Hong Kong Stock Exchange (stock codes: 2318 (HKD counter) and 82318 (RMB counter))

“Ping An Insurance Agency”	Ping An Insurance Agency Co., Ltd. (平安保險代理有限公司), a company established under the laws of the PRC and is a wholly-owned subsidiary of the Company

“Ping An Overseas Holdings”	China Ping An Insurance Overseas (Holdings) Limited (中國平安保險海外(控股)有限公司 ), a company with limited liability incorporated in Hong Kong, directly wholly-owned by Ping An Group

“PRC” or “China”	the People’s Republic of China

“RMB”	Renminbi, the lawful currency of the PRC

“Share(s)”	the ordinary shares of the Company with a par value US$0.00001 per share

“Shareholder(s)”	the holder(s) of the Shares

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“subsidiaries”	has the meaning as ascribed to it under the Listing Rules

“2025 Insurance Agency Collaboration Supplemental Agreement”	the supplemental agreement dated July 17, 2025 entered into by Ping An Insurance Agency and Ping An Health Insurance

“%”	per cent

By order of the Board Lufax Holding Ltd Dicky Peter YIP
Chairman of the Board

Hong Kong, July 17, 2025

As at the date of this announcement, the Board comprises Mr. Yong Suk CHO and Mr. Tongzhuan XI as the executive Directors, Mr. Yonglin XIE, Ms. Xin FU and Mr. Shibang GUO as the non-executive Directors, and Mr. Dicky Peter YIP, Mr. Rusheng YANG, Mr. Weidong LI and Mr. David Xianglin LI as the independent non-executive Directors.